FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2004

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(562) 6309000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

FOR IMMEDIATE RELEASE	Tomás González
tgonzalez@endesa.cl
For further information contact:
Jaime Montero	Irene Aguiló
Investor Relations Director	iaguilo@endesa.cl
Endesa Chile
(56-2) 634-2329	Suzanne Sahr
jfmv@endesa.cl	ssc@endesa.cl

ENDESA CHILE ANNOUNCES CONSOLIDATED RESULTS
FOR THE PERIOD ENDED MARCH 31, 2004

(Santiago, Chile, April 27, 2004) – Endesa Chile (NYSE: EOC), announced today its consolidated financial results for the period ended March 31, 2004. All figures are in constant Chilean pesos and are in accordance with the Chilean Generally Accepted Accounting Principles (GAAP) as required by Chilean authorities (FECU). March 2003 figures have been adjusted by the CPI variation year-to-year, equal to 0%. The figures expressed in US Dollars were calculated based on the March 31, 2004 exchange rate of 616.41 pesos per dollar.

The consolidated financial statements of Endesa-Chile for the period ended March 31, 2004, include all of the Company’s Chilean subsidiaries, as well as its Argentinean subsidiaries (Hidroeléctrica El Chocón S.A. and Central Costanera S.A), its Colombian subsidiaries (Central Hidroeléctrica de Betania S.A. and EMGESA), its Brazilian subsidiary (Centrais Elétricas Cachoeira Dourada S.A.), and its Peruvian subsidiary (Edegel).

Highlights for the Period

The net income of Endesa Chile for the first quarter of 2004 reached US$13.0 million, which compares with net income of US$38.9 million in the same period of 2003. This is explained by a 60% of lower non operational results because of accounting exchange differences and higher deferred taxes income, and also because of lower income from associate companies; the remaining 40% is due to lower operational results from Chilean operations. The increased in operating expenses in Chile was following by a year of low rainfalls which increased thermal generation and purchases of capacity and energy; added to which was the 15.7% appreciation of the Chilean peso against the dollar which affected results from abroad that are expressed in dollars. On the other hand, sales in Chile were affected by the tariff fall in pesos which affected the SIC by 12.5% since April 2003 as a result of the automatic indexation following the devaluation mentioned above.

The main factors worth mentioning in relation to this first quarter of 2004 are:

a) The setting of a node price for the SIC of US$42.04 per MWh that is 6.2% higher in peso terms and 18.8% higher in dollars, shows the recognition of the electric authorities on the new Chilean electricity scenario arising from restrictions on natural gas supplies from Argentina with a works plan more in line with reality. This will clearly lead to a recovery in operating levels from May this year.

b) The importance to the Central Grid System of having a hydroelectric project the size of Ralco (570 MW) whose reservoir is already being filled and whose start-up is expected to contribute to reduce the impact of natural gas supply restrictions from Argentina.

c) A commercial policy consisting of a mix of Company generation and market conditions, with an emphasis on not being over-committed under sales contracts under any scenario and being a seller on the spot market.

d) The fact of having financed its debt to enable it to release all guarantees and covenants conceded the year before within the context of Endesa Chile’s financial strengthening plan and at rates comparable to those obtained by the Company in the past, thus providing interest savings of US$5.7 million annually.

e) An operating income of US$145.6 million at March 31, 2004, lower than at March 2003 for the reasons explained, but much improved compared to the US$109.3 million obtained in the last quarter of 2003. In dollar terms, the result showed a good 9.7% increase over March 2003, at the exchange rate of March 2003.

f) A non-operating loss of US$87.3 million at March 31, 2004, mainly consisting of slightly lower financial expenses but with an increase in other net non-operating expenses as a result of a worse result from the application of Technical Bulletin N°64 and less income from the investment in the related company CIEN.

g) A provision for income tax of US$43.7 million, an increase of US$9.4 million. This provision, that negatively affects the Company’s net income, is due to a higher provision for deferred taxes by our Argentine subsidiaries in the first quarter due to the appreciation of the Argentine peso against the dollar.

Consolidated Income Statement
(Chilean GAAP, thousand US$)

Table 1.1

(Chilean GAAP, Thousand US$ )

	As of March 2003	As of March 2004	Variation	Chg %
Operating Revenues	398,935	394,753	(4,182)	(1.0%)
Operating Expenses	(228,174)	(235,690)	(7,517)	(3.3%)

Operating Margin	170,761	159,063	(11,699)	(6.9%)

SG&A	(13,231)	(13,496)	(264)	(2.0%)

Operating Income	157,530	145,567	(11,963)	(7.6%)

Net Financial Income (Expenses)	(77,844)	(76,700)	1,144	1.5%
Interest Income	5,851	6,355	503	8.6%
Interest Expense	(83,695)	(83,055)	641	0.8%
Net Income from Related Companies	17,082	10,459	(6,623)	(38.8%)
Equity Gains from Related Companies	17,363	10,480	(6,882)	(39.6%)
Equity Losses from Related Companies	(281)	(21)	260	92.5%
Net other Non Operating Income (Expense)	(9,585)	(19,612)	(10,027)	(104.6%)
Other Non Operating Income	22,190	9,905	(12,285)	(55.4%)
Other Non Operating Expenses	(31,775)	(29,517)	2,258	7.1%
Positive Goodwill Amortization	(754)	(646)	108	14.3%
Price Level Restatement	2,801	(551)	(3,352)	(119.7%)
Exchange differences	(575)	(231)	343	59.8%

Non Operating Income	(68,875)	(87,282)	(18,407)	(26.7%)

Net Income before Taxes, Min. Interest and Neg. Goodwill Amortization	88,655	58,285	(30,370)	(34.3%)

Income Tax	(34,363)	(43,744)	(9,381)	(27.3%)
Extraordinary Items	-	-	-	-
Minority Interest	(22,790)	(8,488)	14,302	62.8%
Negative Goodwill Amortization	7,405	6,979	(426)	(5.8%)

NET INCOME	38,907	13,032	(25,875)	(66.5%)

Consolidated Income Statement
(Chilean GAAP, Million Ch$)

Table 1.2

(Chilean GAAP, Million Ch$)

	As of March 2003	As of March 2004	Variation	Chg %
Operating Revenues	245,908	243,330	(2,578)	(1.0%)
Operating Expenses	(140,649)	(145,282)	(4,633)	(3.3%)

Operating Margin	105,259	98,048	(7,211)	(6.9%)

SG&A	(8,156)	(8,319)	(163)	(2.0%)

Operating Income	97,103	89,729	(7,374)	(7.6%)

Net Financial Income (Expenses)	(47,984)	(47,279)	705	1.5%
Interest Income	3,607	3,917	310	8.6%
Interest Expense	(51,591)	(51,196)	395	0.8%
Net Income from Related Companies	10,529	6,447	(4,082)	(38.8%)
Equity Gains from Related Companies	10,702	6,460	(4,242)	(39.6%)
Equity Losses from Related Companies	(173)	(13)	160	92.5%
Net other Non Operating Income (Expense)	(5,908)	(12,089)	(6,181)	(104.6%)
Other Non Operating Income	13,678	6,106	(7,572)	(55.4%)
Other Non Operating Expenses	(19,586)	(18,195)	1,392	7.1%
Positive Goodwill Amortization	(465)	(398)	66	14.3%
Price Level Restatement	1,726	(340)	(2,066)	(119.7%)
Exchange differences	(354)	(142)	212	59.8%

Non Operating Income	(42,455)	(53,801)	(11,346)	(26.7%)

Net Income before Taxes, Min. Interest and Neg. Goodwill Amortization	54,648	35,928	(18,720)	(34.3%)

Income Tax	(21,182)	(26,964)	(5,782)	(27.3%)
Extraordinary Items	-	-	-
Minority Interest	(14,048)	(5,232)	8,816	62.8%
Negative Goodwill Amortization	4,564	4,302	(263)	(5.8%)

NET INCOME	23,983	8,033	(15,949)	(66.5%)

Main Events during the Period

Ralco project
With respect to the Ralco project, whose start-up is expected for the second half of 2004, reached 97.6% progress in its construction at March 31, 2004 and the reservoir is currently accumulating water following the heavy rainfalls in the area. The equipment has also passed its first operating tests. This reflects the commitment of Endesa Chile to contribute with efficient energy to the national electric development.

Chilean Tariffs and Legislation
The monomic price in Chile at the Alto Jahuel node was recently set by the authorities in its semi-annual regulated tariff calculations and provided with a load factor value of 74.4% a price of US$42.04 per MWh for the period to October 2004. While this signifies a rise of 18.8% in dollar terms, in Chilean pesos terms, this represented a rise of around 6.2%. As a result of the appreciation of the peso against the dollar, the tariffs in local currency terms have been falling since April 2003, reaching an accumulated fall of 12.5% to February and applicable to the first quarter of 2004.

On March 13th the new electricity law or “Ley Corta” (Law 19940) was promulgated and is applicable since that day. This new law reduces the maximum gap between regulated and free market prices in the Node Price calculation equation from 10% to 5%, distributes the transmission costs between generators and final customers and reduces the definition of free customer from 2,000 KW to 500 KW of energy consumption. For Endesa Chile this represents a benefit that will see in the results of this year.

Financing
During the first quarter of 2004, the Company signed a new syndicated bank loan for a total of US$250 million with an interest rate of Libor plus a spread of 1.15% in order to refinance bank debt carrying less attractive conditions, and release the Company from the guarantees of its subsidiaries Pehuenche and Pangue and from borrowing and investment restrictions.

In addition, we refinanced a syndicated loan led by BNP Paribas for US$60.4 million on the same conditions as the one mentioned above.

These transactions allow the Company to save an annual US$5.7 million in interest costs.

Conclusion
Overall, the first quarter of 2004 has been one in which the Company has shown its great strength in facing situations that seriously affect the sector, with important earnings and good future prospects, due to the maturity of its commercial policies and the improved financing obtained, and without sacrificing growth.

Operating Income

Consolidated operating income for the first quarter of US$145.6 million is US$12.0 million less than in the first quarter of 2003. This is due to the reduction in operating income in Chile, by US$ 21.0 million, compensated by higher operating income from its foreign subsidiaries, which rose by US$9.1 million.

Consolidated sales to March 2004 fell slightly by 1% compared to the first quarter of 2003, the equivalent of US$4.2 million, while variable fuel costs rose by US$18.0 million, energy purchase costs rose by US$5.7 million, remembering that the Canutillar plant was operating in the 2003 period, and energy toll and transports rose by US$6.3 million. These reduced sales and higher cost of sales were mainly offset by lower depreciation and other fixed costs of US$16.7 million and US$3.8 million respectively.

In Chile, operating income for the first quarter was US$54.0 million, 28% below the same period of 2003 as a result of a 6.7% reduction in sales and a 23.9% increase in cost of sales. Sales decreased because of the fall in the tariff as a result of the appreciation of the peso against the dollar, and cost of sales increased mainly because of higher energy purchase costs and greater thermal generation.

In Argentina, operating income for the quarter was US$14.8 million, an increase of 18.4% over the first quarter of 2003 (US$12.5 million). This improvement was due to the better result from Central Costanera. The Argentine electricity market in the first quarter was characterized by a higher thermal dispatch due to reduced rainfalls and a large increase in demand. Growth in accumulated demand in the quarter was 9.8%.

The operating income from Central Costanera increased by US$2.8 million to US$15.3 million reflecting higher energy sales on the spot market. Low energy prices in the south of Brazil, following the heavy rains in that area, meant no calls on the CIEN interconnection line during the period; however, it did generate sales of capacity according to its actual contracts. The operating income from El Chocón was a small loss of US$493 thousand.

In Brazil, Cachoeira Dourada reported an operating loss of US$350 thousand for the quarter, compared to income of US$6.2 million during the same period of 2003. While sales volumes were greater, sales revenues fell by 32.9%, equivalent to US$5.5 million, because Cachoeira, taking a conservative view and as during the last quarter of 2003, has continued to partially invoice CELG on the basis of a provisional court decision.

In Colombia, operating income in the first quarter increased by 33.5% to US$47.8 million as a result of improved results from Emgesa and Betania. Energy sales increased by 7.4% mainly as a result of good rainfalls in Emgesa’s north-east which also allowed it to reduce its energy purchases compared to the same period of 2003. Notable was the attractive 4.4% increase in energy demand in Colombia during the quarter.

Operating income in Peru in the first quarter increased by 4.5 % to US$29.3 million. Greater sales revenues compensated lower rainfalls, which led to a higher variable cost of generation and higher energy purchasers.

The consolidated Cash Flows from Operations (Operating income + Depreciation & Operating Amortization) reached US$224.7 million during first quarter of 2004, 8.6% increased compared to the same period of 2003. The distribution by country of the EBITDA adjusted by ownership shows that Chile contributes with 56.5%, Colombia with 14.4%, Brazil with 4.7%, Peru with 10.7% and Argentina with 13.7%.

Non-Operating Income

The non-operating result for the first quarter of 2004 was a loss of US$87.3 million, compared to a loss of US$68.9 million the year before. This increase is mainly explained by US$10.0 million less net non-operating income and expenses; US$6.6 million of lower net income on investments in related companies and US$3.4 million of less favorable price-level restatements.

Net Income from Related Companies. The reduced income from investments in related companies of US$6.6 million is basically due to US$8.1 million of reduced net income from our Brazilian associate company CIEN and partly to the appreciation of the Chilean peso which affected results expressed in dollars. The renegotiations with Copel had a negative effect during the first years.

Other Net Other Non Operating Income. With respect to other non-operating income and expenses, the higher net loss of US$10.0 million is almost entirely explained by the translation adjustment (according to Technical Bulletin No.64) applied to our foreign subsidiaries, because of lower depreciation and in some cases the appreciation of Latin American currencies against the dollar in the first quarter of 2004. In the same quarter of 2003, these economies saw a greater depreciation of their currencies.

Price Level Restatement. The less favorable result of price-level restatements is due to the lower inflation rate applicable to the Company’s Chilean assets during the quarter.

Consolidated Balance Sheet Analysis

The evolution of the key financial indicators has been as follows:

Table 2
Assets (thousand US$)	As of March 2003	As of March 2004	Variation	% Var.
Current Assets	1,191,516	873,685	(317,831)	(26.7%)
Fixed Assets	9,078,086	7,699,227	(1,378,859)	(15.2%)
Other Assets	531,041	473,864	(57,177)	(10.8%)
Total Assets	10,800,642	9,046,775	(1,753,867)	(16.2%)

Table 2.1
Assets (million Ch$)	As of March 2003	As of March 2004	Variation	% Var.
Current Assets	734,462	538,548	(195,914)	(26.7%)
Fixed Assets	5,595,823	4,745,880	(849,942)	(15.2%)
Other Assets	327,339	292,094	(35,244)	(10.8%)
Total Assets	6,657,624	5,576,523	(1,081,101)	(16.2%)

The US$318 million reduction in the current assets is mainly due to US$362.8 million of lower other short term current assets, assets deconsolidated through its sale during 2003 and the effect of the reduction in the amount from coverage instruments. This is also due to US$78.4 million of lower amounts from related companies, which is due to the partial payment and term renegotiation of Atacama Finance’s debt. The company’s fixed assets decrease by US$1,379 million as of March 2004, as compared to the same period of 2003, is due to the deconsolidation of Infraestructura Dos Mil S.A., the sale of Canutillar power plant and transmission lines and also the 15.7 % revaluation of the Chilean peso/US dollar exchange year to year. The US$57 million decrease of other assets is mainly explained by the decrease in amounts due from related companies as a consequence of the renegotiation of Atacama Finance’s debt as mentioned above.

Table 3
Liabilities (thousand US$) (1)	As of March 2003	As of March 2004	Variation	% Var.
Current liabilities	1,821,375	828,179	(993,196)	(54.5%)
Long-term liabilities	4,151,398	3,807,169	(344,230)	(8.3%)
Minority interest	2,453,944	2,001,838	(452,106)	(18.4%)
Equity	2,373,925	2,409,589	35,664	1.5%
Total Liabilities	10,800,642	9,046,775	(1,753,867)	(16.2%)

Table 3.1
Liabilities (million Ch$)	As of March 2003	As of March 2004	Variation	% Var.
Current liabilities	1,122,714	510,498	(612,216)	(54.5%)
Long-term liabilities	2,558,963	2,346,777	(212,187)	(8.3%)
Minority interest	1,512,635	1,233,953	(278,682)	(18.4%)
Equity	1,463,311	1,485,295	21,984	1.5%
Total Liabilities	6,657,624	5,576,523	(1,081,101)	(16.2%)

(1)	Ch$ figures divided as of March 2004 exchange rate of 1 US$ = Ch$ 616.41

As of March 31, 2004, current liabilities plus long-term liabilities decreased US$1337.4 million, as compared to March 2003. This decrease is partially explained by the US$170 million payment of the Yankee Bond of our Chilean subsidiary Pehuenche on may 1st 2003, the payment of the € 400 million bond of Endesa Chile Overseas Co. (currently Endesa Chile International) on July 24th, the sale of Infraestructura Dos Mil S.A. that involved the deconsolidation of approximately US$ 220 million in financial debt and the partial prepayment of bank loans. The effect of the Chilean peso/US dollar exchange rate has also played a significant role in the total liabilities reduction.

Table 4
Indicator	Unit	As of March 2003	As of March 2004	% Var.
Liquidity	Times	0.65	1.05	61.5%
Acid ratio test *	Times	0.40	0.97	142.5%
Leverage **	Times	1.24	1.05	(15.3%)
Short-term debt	%	30.5	17.9	(41.4%)
Long-term debt	%	69.5	82.1	18.2%

*	Current assets net of inventories and pre-paid expenses
**	Compounds to the ratio = Total debt / (equity + minority interest)

The Company’s liquidity ratio has improved 61.5% to 1.05 as of March 2004 compared to the same period of 2003; acid ratio improved 142.5% to 0.97. Leverage has decreased as a consequence of the company’s positive operational performance, prepayment of financial debt and successful asset sales plan, which together improved company’s liquidity. These are a consequence of the company’s refinancing plan than has increased the portion of long term vs. short-term debt. It is important to remember that the main input of hydro-facilities is water, and both snow and water reservoirs are not considered current assets in the accounting figures.

Consolidated Balance Sheet
(Chilean GAAP)

Table 5.1

ASSETS	Million Ch$		Thousand US$

	As of March 2003	As of March 2004	As of March 2003;	As of March 2004
CURRENT ASSETS
Cash	4,895	11,509	7,941	18,672
Time Deposits	120,486	139,912	195,465	226,979
Marketable Securities	5	9,464	8	15,353
Accounts Receivable, net	92,007	117,031	149,262	189,859
Notes receivable	826	510	1,339	828
Other accounts receivable	20,493	53,343	33,247	86,538
Amounts due from related companies	212,393	164,064	344,565	266,161
Inventories, net	10,883	11,924	17,655	19,345
Income taxes recoverable	22,360	11,122	36,275	18,043
Prepaid expenses	8,950	4,815	14,519	7,811
Deferred taxes	4,152	1,477	6,736	2,397
Other current assets	237,012	13,376	384,504	21,700

Total currrent assets	734,462	538,548	1,191,516	873,685

PROPERTY, PLANT AND EQUIPMENT
Property	40,094	36,881	65,044	59,832
Buildings and Infrastructure	6,301,533	5,640,962	10,222,957	9,151,314
Plant and equipment	1,229,377	1,053,923	1,994,415	1,709,777
Other assets	45,017	51,965	73,032	84,303
Technical appraisal	739,028	623,771	1,198,923	1,011,942
Sub – Total	8,355,050	7,407,502	13,554,371	12,017,167
Accumulated depreciation	(2,759,227)	(2,661,622)	(4,476,285)	(4,317,941)

Total property, plant and equipment	5,595,823	4,745,880	9,078,086	7,699,227

OTHER ASSETS
Investments in related companies	187,208	175,794	303,707	285,190
Investments in other companies	86,193	71,650	139,831	116,238
Positive Goodwill	27,927	22,460	45,305	36,437
Negative goodwill	(88,814)	(76,076)	(144,082)	(123,417)
Long-term receivables	18,143	15,750	29,433	25,552
Amounts due from related companies	900	591	1,460	958
Intangibles	32,870	29,322	53,325	47,569
Accumulated amortization	(7,263)	(7,897)	(11,783)	(12,811)
Others	70,175	60,500	113,844	98,149

Total other assets	327,339	292,094	531,041	473,864

TOTAL ASSETS	6,657,624	5,576,523	10,800,642	9,046,775

Consolidated Balance Sheet
(Chilean GAAP)

Table 5.2
LIABILITIES AND SHAREHOLDERS' EQUITY	Million Ch$		Thousand US$

	As of March 2003	As of March 2004	As of March 2003	As of March 2004
CURRENT LIABILITIES
Due to banks and financial institutions:
Short Term	133,872	82,710	217,180	134,180
Current portion of long-term debt	223,202	82,004	362,101	133,036
Notes Payable	7,882	-	12,786	-
Current portions of bonds payable	491,181	41,856	796,841	67,902
Current portion of other long-term debt	34,418	23,388	55,836	37,942
Dividends payable	12,379	46,213	20,083	74,971
Accounts payable and accrued expenses	70,241	54,790	113,952	88,885
Miscellaneous payables	42,726	18,219	69,314	29,556
Amounts payable to related companies	30,882	118,238	50,100	191,817
Provisions	48,872	20,281	79,285	32,902
Withholdings	7,685	8,063	12,467	13,081
Income Tax	13,297	12,489	21,571	20,261
Deferred Income	401	169	651	274
Deferred Taxes	-	-	-	-
Other current liabilities	5,676	2,079	9,208	3,372

Total current liabilities	1,122,714	510,498	1,821,375	828,179

LONG-TERM LIABILITIES
Due to banks and financial institutions	716,394	357,994	1,162,203	580,773
Bonds payable	1,483,259	1,755,976	2,406,286	2,848,714
Due to other institutions	154,597	118,160	250,803	191,690
Accounts payable	20,373	15,648	33,051	25,385
Amounts payable to related companies	47,493	88	77,047	142
Accrued expenses	39,807	40,294	64,579	65,370
Deferred taxes	71,692	47,354	116,305	76,822
Other long-Term liabilities	25,349	11,263	41,124	18,272

Total Long-term liabilities	2,558,963	2,346,777	4,151,398	3,807,169

Minority interest	1,512,635	1,233,953	2,453,944	2,001,838

SHAREHOLDERS' EQUITY
Paid-in capital, no par value	1,039,796	1,050,194	1,686,858	1,703,726
Capital revaluation reserve	5,199	(5,251)	8,434	(8,519)
Additional paid-in capital-share premium	204,989	204,979	332,553	332,536
Other reserves	79,132	58,179	128,375	94,383
Total Capital and Reserves	1,329,115	1,308,100	2,156,220	2,122,126
Accumulated surplus (deficit) during
development period of certain subsidiaries	2,184	1,680	3,543	2,725

RETAINED EARNINGS
Retained earnings	108,029	167,482	175,255	271,705
Net Income	23,983	8,033	38,907	13,032
Total Retained Earnings	132,012	175,515	214,162	284,738

Total Shareholders' Equity	1,463,311	1,485,295	2,373,925	2,409,589

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	6,657,624	5,576,523	10,800,642	9,046,775

Consolidated Cash Flow
(Chilean GAAP)

Table 6
Effective Cash Flow (thousand US$)	As of March 2003	As of March 2004	Variation	% Var.
Operating	163,848	87,519	(76,330)	(46.6%)
Financing	(19,979)	(85,438)	(65,460)	(327.7%)
Investment	(86,760)	(11,742)	75,018	86.5%
Net cash flow of the period	57,110	(9,662)	(66,771)	(116.9%)

Table 6.1
Effective Cash Flow (million US$)	As of March 2003	As of March 2004	Variation	% Var.
Operating	100,998	53,947	(47,050)	(46.6%)
Financing	(12,315)	(52,665)	(40,350)	(327.7%)
Investment	(53,480)	(7,238)	46,242	86.5%
Net cash flow of the period	35,203	(5,955)	(41,159)	(116.9%)

Main aspects of the current period cash flow statement are:

a) Cash flow from operating activities decreased 46.6% with respect to the same period of 2003 reaching US$87.5 million as of March 2004, related to a decreased of US$37.6 million in receivable accounts mainly with Gas Atacama which have been reclassified as other assets until they are able to obtain the financial resources to pay their debt to shareholders that include Endesa, a decrease of US$27.7 million of accounts payable related to non operational results and a decrease of US$16.8 million on depreciation.

b) Net cash flow from financing activities decreased US$65.5 million as of March 2004 when compared to the same period of 2003, mainly due to higher loans debt amortization payments of US$50.6 and lower proceeds from loans wired of US$20.0, this was partially offset by less dividends paid of US$19.0.

c) Cash flow from investment activities decreased to a negative US$11.7 million, 86.5% from January to March of 2004 due mainly to US$43.3 million of fewer additions to fixed assets due to the cash expenditures of the Ralco Project.

Cash Flow From Foreign Operations
(Chilean GAAP)

Table 7
Effective Cash Flow (Million US$)	As of March 2004
	Dividends	Capital Red.	Interests	Intercompany Amortiz.	Total
Argentina	0	0	3.3	20.1	23.4
Brazil	0	0	0	0	0
Colombia	0	0	15.2	0	15.2
Peru	0	0	0	0	0
Associate Companies	0	8.2	5.3	6.6	20.1
Investment Companies	0	0.9	0.1	0	1.0
Total	0	9.1	23.9	26.7	59.7

(2)	The figures expressed in dollars were calculated based on the average quarterly exchange rate.

Consolidated Cash Flow
(Chilean GAAP)

Table 8
	Million Ch$		Thousand US$

	As of March 2003	As of March 2004	As of March 2003	As of March 2004
CASH FLOWS ORIGINATED FROM OPERATING ACTIVITIES

Net income (loss) for the period	23,983	8,033	38,907	13,032

(Profit) loss in sale of assets
(Profit) loss in sale of assets	(3)	(10)	(5)	(16)
Charges (credits) which do not represent cash flows:	40,697	47,412	66,022	76,916
Depreciation	53,717	43,385	87,145	70,383
Amortization of intangibles	606	408	983	662
Write-offs and provisions	-	-	-	-
Amortization of positive goodwill	465	398	754	646
Amortization of negative goodwill (less)	(4,564)	(4,302)	(7,405)	(6,979)
Accrued profit from related companies (less)	(10,702)	(6,460)	(17,363)	(10,480)
Accrued loss from related companies	173	13	281	21
Net, price-level restatement	(1,726)	340	(2,801)	551
Net exchange difference	354	142	575	231
Other credits which do not represent cash flow (less)	(8,934)	(1,128)	(14,493)	(1,830)
Other charges which do not represent cash flow	11,308	14,615	18,346	23,710
Assets variations which affect cash flow:	(12,404)	(41,719)	(20,124)	(67,680)
Decrease (increase) in receivable accounts	(258)	(23,457)	(418)	(38,055)
Decrease (increase) in inventories	1,188	768	1,928	1,246
Decrease (increase) in other assets	(13,335)	(19,029)	(21,633)	(30,871)
Liabilities variations which affect cash flow:	34,678	34,999	56,259	56,778
Accounts payable related to operating results	18,728	14,144	30,383	22,945
Interest payable	(1,894)	2,517	(3,072)	4,084
Income tax payable	9,992	17,384	16,211	28,203
Accounts payable related to non operating results	11,444	(5,629)	18,565	(9,132)
Accrued expenses and withholdings	(3,592)	6,582	(5,828)	10,678
Minority Interest	14,048	5,232	22,790	8,488

Net Positive Cash Flow Originated from Operating Activities	100,998	53,947	163,848	87,519

CASH FLOWS ORIGINATED FROM FINANCING ACTIVITIES

Shares issued and subscribed	-	-	-	-
Proceeds from loans wired	88,747	76,393	143,974	123,932
Proceeds from debt issuance	12,365	13,212	20,059	21,434
Proceeds from loans obtained from related companies	-	2,974	-	4,825
Capital distribution	-	-	-	-
Other financing sources	5,738	3,031	9,309	4,917
Dividends paid	(12,879)	(1,195)	(20,893)	(1,938)
Loans, debt amortization (less)	(101,949)	(133,162)	(165,392)	(216,028)
Issuance debt amortization(less)	(186)	(5,503)	(302)	(8,928)
Amortization of loans obtained from related companies	(2,007)	(3,053)	(3,256)	(4,953)
Amortization of expenses in issuance debt	-	(370)	-
Other disbursements related to financing(less)	(2,144)	(4,992)	(3,478)	(8,099)

Net Cash Flow Originated from Financing Activities	(12,315)	(52,665)	(19,979)	(85,438)

CASH FLOWS ORIGINATED FROM INVESTING ACTIVITIES
Sale of fixed assets	7	1	11	2
Sale of related companies	-	2,483	-	4,028
Collection upon loans to related companies	7,506	15,656	12,177	25,399
Other income on investments	2	181	4	293
Additions to fixed assets (less)	(52,222)	(25,559)	(84,719)	(41,464)
Investments in related companies (less)	(5)	-	(9)	-
Investments in marketable securities	-	-	-	-
Loans provided to related companies(less)	(8,606)	-	(13,962)	-
Other investment disbursements(less)	(162)	-	(263)	-

Net Cash Flow Originated from Investment activities	(53,480)	(7,238)	(86,760)	(11,742)

Net Positive Cash Flow for the period	35,203	(5,955)	57,110	(9,662)

EFFECT OF PRICE-LEVEL RESTATEMENT UPON CASH AND CASH EQUIVALENT	(1,307)	5,923	(2,121)	9,609
NET VARIATION OF CASH AND CASH EQUIVALENT	33,896	(32)	54,989	(52)
INITIAL BALANCE OF CASH AND CASH EQUIVALENT	123,479	162,828	200,320	264,156

FINAL BALANCE OF CASH AND CASH EQUIVALENT	157,375	162,796	255,309	264,104

Most important changes in the markets where the company operates

Argentina

  The lack of gas has caused a sharp increase in the cost of supplying the system for liquid fuel use. The main measures taken by the Argentine government have been to delay programmed maintenance work, restrict the export of electricity to Uruguay, restrict exports of surplus gas to Chile (Res. 265 of March 26, 2004), import energy from Brazil, negotiate imports of natural gas from Bolivia and import liquid fuels from Venezuela.

  By decree PEN 181/04, the Secretary for Energy is authorized to make agreements with natural gas producers to establish a way for recovering prices. The intention of the authorities would be to take the price to US$ 1.0 per MMBTU, which would be approximately 80% of the pre-crisis value by the end of 2006. In the case of large users, this value would be reached in July 2005.

  On March 31, the Argentine Under-Secretary for Fuels published Resolution N° 27 that sets up the Gas Exports Rationalization and Use of Transport Capacity Program. This restricts exports to the volumes exported during 2003.

Brazil

  The Ministry of Mines and Energy is coordinating with its Argentine counterpart the export of energy from Brazil to Argentina, through the interconnection line of CIEN.

Chile

  On March 13, Law 19,940 (the Short Law) was promulgated.

  The National Energy Commission, CNE, and release the final report on Node Prices reaching a value of US$42.04 per MWh for the period May to November.

  In March 2004, the increase in gas consumption in Argentina and the lack of investment in installations for gas injection caused the Argentine authorities to publish measures limiting gas exports to Chile.

Colombia

  Nothing to report

Peru

  On March 31, 2004, construction of 735 kilometers of pipeline linking Camisea (Cusco) to Lurín (Lima) was completed. It is therefore estimated that the project will be taking gas to Lima in August 2004.

  On April 13, the tariff setting report was published for the period May-October 2004, which establishes a peak-hour energy price of 11.49 cents of soles per kWh, an off-peak price of 7.71 cents of soles per kWh and a capacity price of 16.09 soles per kWmonth.

Market risk analysis

Argentina
- Hydrological risk : During February and March 2004, rainfalls were below the historic average so the dispatch from thermal plants was 58% higher than that in the same period of 2003. However, the increase in the market price was only US$ 2 per MWh (effects of Resolution 240/03), which represents an increase of 18% over the level in 2003.
- Fuel prices : Natural gas prices continue to be “pesofied”. The low price of gas has led to a sharp increase in demand for gas which, added to the lack of investment in production and transport, has generated an energy shortage crisis. However, the government has published measures focused on restricting export contracts to protect supplies to the domestic market. In any event, an increase is expected in cut-off days in the winter for the combined-cycle plants in the Buenos Aires area, which will have to be met by liquid fuels.
- Variation in demand : Demand increased by 9.8% in the first quarter of 2004. Exports to Brazil have remained at zero since February 2002.

Brazil
- Hydrological risk : Reservoir water levels at March 31, 2004 are slightly below the level at the same time the year before. The South system is the one showing the greatest difference, with 20% less.
- Fuel prices : The fuel price is not relevant for the company.
- Variation in demand : Demand increased over 3% in the first quarter of 2004.

Chile
- Hydrological risk : Endesa Chile is a net seller on the spot market and with reservoirs in good levels. The probability of accumulated surplus at March 31, 2004 was 81%, representing a normal-dry hydrology. Regarding the hydrological year April 2004 – March 2005, there are no reasons to suppose that this will be a dry year. The situation at the end of April of the surface temperature of the Pacific is not indicative of a dry year, nor do international forecasts mention Niña effect conditions.
- Fuels risk : Due to the gas shortage in Argentina, the authorities there restricted exports of gas to Chile, limiting them to the consumption volumes of 2003. These limitations will impact on the normal dispatch of combined-cycle plants, having to replace the shortfall with liquid fuels and thus increasing the system's costs. With respect to diesel and coal prices, these have shown an increase in recent months on the international markets.
- Variation in demand : Demand increased near 7% in the first quarter of 2004.

Colombia
- Hydrological risk : The volume of contracts of group companies makes their exposure to the hydrological risk relatively low. The contributions of the SIN in the first quarter of 2004 were 90%.
- Fuel prices : Due to the mechanism of declarations of offers, fuel prices are just one component of the declared price. For dry conditions, the declared price could rise due to the perception of participants.
- Devaluation risk : Devaluation would affect the entry of contracts as the tariff for these contracts is monomic and is signed in Colombian peso. Market sales revenues could be affected if the generating agents do not incorporate in their offers the devaluation value.
- Variation in demand : Demand increased near 4.5% in the first quarter of 2004.

Peru
- Hydrological risk : Endesa Chile is a net seller on the spot market so the risk in the face of dry hydrological conditions is low. The total volume of water stored in lakes and reservoirs at March 31 was 152.7 million m3, representing 54 % of total capacity.
- Fuel prices : The international oil price directly affects the price of liquid fuels used by most of the thermal plants so energy prices on the system could be affected. An increase in fuel prices does not represent a large risk.
- Variation in demand : Demand increased over 5% in the first quarter of 2004.

Exchange and interest rate risk analysis

The company has a high percentage of its loans denominated in dollars as most of its sales in the different markets where it operates have a high degree of indexation to that currency. The Brazilian and Colombian markets have a lower dollar indexation so the subsidiaries in those countries have a greater debt in local currencies. In the case of Argentina, a large portion of sales comes from the export of energy to Brazil, which is indexed to the dollar, thus reducing the exchange risk exposure in that country.

Despite this natural hedge of the exchange rate, the company in a scenario of high dollar volatility has continued with its policy of partially covering its dollar debt in order to attenuate the fluctuations that exchange rate variations cause to the results. It is the company's policy to maintain a dollar-peso cover of between 70 % and 85 % of the accounting mismatch in the consolidated balance sheet.

At March 31, 2004, the company in consolidated terms has cover in Chile, using dollar-peso forward contracts, for US$ 103 million, compared to US$ 361 million at the same time the previous year. The change is due to the reduction in the accounting mismatch mainly because of the reduction in dollar debt.

With respect to interest rate risk, the company has 95% of its debt at fixed rates and 5% at floating rates at March 31, 2004. The percentage of fixed-rate debt has increased compared to the 70% / 30% relationship at the same date last year due to the low level of market interest rates which enabled the company to fix its debt at more attractive rates.

Regarding sales, Cachoeira Dourada (Brazil) does not have dollar-indexed tariffs so its sales are in Brazilian reales indexed to local inflation. On the other hand, the contracts of El Chocón, while expressed in dollars, are currently being paid in Argentinean pesos. In the case of Costanera, a large part of its revenues come from exports to Brazil whose contracts are indexed to the dollar. In Colombia, the contracts are at spot and short term in Colombian pesos, but renewals of contracts and the spot largely follow fluctuations in the dollar exchange rater. In Chile and Peru, the tariff process and contracts are indexed to the dollar.

The cost of sales is lower in all countries except for Chile and Peru. The increase in Chile, Peru and Costanera in Argentina is mainly explained by the larger purchases and transport of energy due to the increase in sales volumes.

Business Information
Main Operating Figures

Table 9
January-March 2004 (GWh)	Chocon	Costanera	Betania	Emgesa	Cachoeira	Edegel	Chile
Total energy generation	572.0	2,205.0	268.4	2,565.7	707.7	1,216.9	3,953.5
Hydro generation	572.0	-	268.4	2,545.4	707.7	1,169.2	2,714.9
Thermo generation	-	2,205.0	-	20.3	-	47.7	1,238.7
Energy purchases	32.0	12.0	61.5	797.3	195.6	35.8	419.1
Related company purchases	-	-	-	-	-	-	1,320.4
Other generator purchases	-	-	-	24.4	-	34.3	265.7
Spot purchases	32.0	12.0	61.5	772.9	195.6	1.6	153.4
Losses and proper consumption	-	65.0	-	22.0	-	56.3	58.1
Total energy sales	604.0	2,152.0	330.2	3,341.4	903.4	1,196.5	4,314.5
Regulated prices sales	-	-	167.1	1,129.5	685.3	367.0	2,631.5
Non Regulated prices sales	186.0	144.0	-	700.8	33.5	420.6	1,293.0
Spot sales	418.0	2,008.0	163.1	1,511.1	184.6	408.8	390.0
Related company sales	-	-	-	-	-	-	1,320.4
Market sales (%)	3%	10%	2%	21%	1%	26%	38%

January-March 2003 (GWh)	Chocon	Costanera	Betania	Emgesa	Cachoeira	Edegel	Chile
Total energy generation	1,066.0	812.0	277.2	2,240.8	401.7	1,339.0	4,309.3
Hydro generation	1,066.0	-	277.2	2,137.0	401.7	1,332.5	3,544.5
Thermo generation	-	812.0	-	103.8	-	6.4	764.8
Energy purchases	87.0	105.0	49.3	656.0	355.8	-	368.0
Related company purchases	-	-	-	132.8	-	-	809.1
Other generator purchases	-	-	-	2.0	-	-	84.7
Spot purchases	87.0	105.0	49.3	521.2	355.8	-	283.3
Losses and proper consumption	-	34.0	-	22.1	-	61.3	103.7
Total energy sales	1,153.0	883.0	326.1	2,874.8	757.5	1,311.6	4,573.7
Regulated prices sales	-	-	89.5	1,091.9	757.5	329.7	2,501.3
Non Regulated prices sales	119.0	149.0	-	588.3	-	405.4	1,414.5
Spot sales	1,034.0	734.0	103.8	1,194.6	-	576.5	657.9
Related company sales	-	-	132.8	-	-	-	809.1
Market sales (%)	6%	5%	2%	17%	1%	26%	43%

Table 9.1
January-March 2004 (GWh)	Endesa	Pangue	Pehuenche	San Isidro	SIC	SING	Chile
Total energy generation	2,336.7	142.0	702.7	691.2	3,872.7	80.9	3,953.5
Hydro generation	1,870.1	142.0	702.7	-	2,714.9	-	2,714.9
Thermo generation	466.6	-	-	691.2	1,157.8	80.9	1,238.7
Energy purchases	1,454.6	136.6	-	8.0	278.8	140.3	419.1
Related company purchases	1,183.8	-	-	-	1,320.4	-	1,320.4
Other generator purchases	265.7	-	-	-	265.7	-	265.7
Spot purchases	5.1	136.6	-	8.0	13.1	140.3	153.4
Losses and proper consumption	46.3	1.6	6.2	3.1	57.2	0.8	58.1
Total energy sales	3,745.0	277.0	696.6	696.1	4,094.2	220.3	4,314.5
Regulated prices sales	2,606.2	-	12.8	12.5	2,631.5	-	2,631.5
Non Regulated prices sales	891.5	-	25.7	155.5	1,072.7	220.3	1,293.0
Spot sales	110.6	-	247.2	32.2	390.0	-	390.0
Related company sales	136.6	277.0	410.9	495.9	1,320.4	-	1,320.4
Market sales (%)	44%	3%	8%	8%	49%	8%	38%

January-March 2003 (GWh)	Endesa	Pangue	Pehuenche	San Isidro	SIC	SING	Chile
Total energy generation	2,370.7	229.6	1,000.5	529.6	4,130.4	179.0	4,309.3
Hydro generation	2,314.4	229.6	1,000.5	-	3,544.5	-	3,544.5
Thermo generation	56.3	-	-	529.6	585.9	179.0	764.8
Energy purchases	931.3	85.8	-	102.1	310.1	57.9	368.0
Related company purchases	809.1	-	-	-	809.1	-	809.1
Other generator purchases	84.7	-	-	-	84.7	-	84.7
Spot purchases	37.5	85.8	-	102.1	225.4	57.9	283.3
Losses and proper consumption	57.4	2.4	7.1	34.9	101.8	1.9	103.7
Total energy sales	3,244.6	313.0	993.4	596.7	4,338.7	235.1	4,573.7
Regulated prices sales	2,178.2	287.0	17.0	19.2	2,501.3	-	2,501.3
Non Regulated prices sales	998.1	-	32.2	149.1	1,179.4	235.1	1,414.5
Spot sales	68.3	26.1	529.0	34.6	657.9	-	657.9
Related company sales	-	-	415.2	393.9	809.1	-	809.1
Market sales (%)	41%	4%	13%	8%	55%	9%	43%

Endesa Chile's Operating Income break down by country
(Chilean GAAP)

Table 10
	Million Ch$		Thousand US$

	Jan.- March 2003	Jan.- March 2004	Jan.- March 2003	Jan.- March 2004	% Var.
Operating Revenues	245,908	243,330	398,935	394,753	(1.0%)

Energy sales:
Chocón	8,216	5,651	13,329	9,168	(31.2%)
Costanera	21,134	27,064	34,286	43,906	28.1%
Betania - Emgesa	56,989	61,206	92,453	99,295	7.4%
Cachoeira	10,245	6,877	16,620	11,157	(32.9%)
Edegel	32,910	33,870	53,391	54,947	2.9%
Chile	105,057	102,112	170,433	165,657	(2.8%)
Other revenues	11,356	6,548	18,423	10,623	(42.3%)

Operating Expenses	(140,649)	(145,282)	(228,174)	(235,690)	(3.3%)

Chocón	(8,066)	(5,829)	(13,086)	(9,456)	27.7%
Costanera	(13,072)	(17,101)	(21,207)	(27,743)	(30.8%)
Betania - Emgesa	(33,779)	(30,877)	(54,800)	(50,092)	8.6%
Cachoeira	(6,078)	(6,763)	(9,861)	(10,971)	(11.3%)
Edegel	(13,727)	(14,014)	(22,269)	(22,734)	(2.1%)
Chile	(65,926)	(70,699)	(106,951)	(114,694)	(7.2%)

Operating Margin	105,259	98,048	170,761	159,063	(6.9%)

SG&A	(8,156)	(8,319)	(13,231)	(13,496)	(2.0%)

Chocón	(144)	(126)	(233)	(205)	12.0%
Costanera	(344)	(511)	(558)	(829)	(48.6%)
Betania - Emgesa	(1,196)	(913)	(1,940)	(1,481)	23.7%
Cachoeira	(372)	(330)	(603)	(536)	11.1%
Edegel	(2,121)	(2,052)	(3,440)	(3,329)	3.2%
Chile	(3,980)	(4,386)	(6,457)	(7,116)	(10.2%)

Operating Income	97,103	89,729	157,530	145,567	(7.6%)

Endesa Chile's Ownership Structure, as of March 31, 2004
Total Shareholders: 26,778. Total Shares Outstanding: 8,201,754,580

Table 11

Shareholder	% Holding

Enersis	59.98%
Chilean Pension Funds	20.95%
ADR's	4.52%
Individuals	6.44%
Others	8.11%

Conference Call Invitation

Endesa Chile is pleased to inform you that it will conduct a conference call to review its results for the period ended March 31, 2004, on Thursday, April 29, 2004, at 10:00 am (Eastern Time). To participate, please dial:

Conference Call Information:
Dial-In number: 1 (617) 801-9702 , international.
Dial-In number: 1 (888) 482-0024
Passcode I.D.: 83122791

Replay Information:
Dial-In number: 1 (617) 801-6888 , international.
Dial-In number: 1 (888) 286-8010
Passcode I.D.: 78939479

Please connect approximately 10 minutes prior to the scheduled starting time.

If you would like to take part in the Conference Call via the Internet, or listen to a webcast replay of the call you may access www.endesa.cl , (please not that this is a listen only mode)

This Press Release may contain statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Endesa Chile and its management with respect to, among other things: (1) Endesa Chile's business plans; (2) Endesa Chile's cost-reduction plans; (3) trends affecting Endesa Chile's financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Endesa Chile or its affiliates. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in equity capital markets of the United States or Chile, an increase in market interest rates in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere, and other factors described in Endesa Chile's Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of their dates, Endesa Chile undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.

Date: April 27, 2004	By:	/s/ Héctor López Vilaseco

Name: Héctor López Vilaseco
Title: General Manager